CONTINENTAL PRECIOUS MINERALS INC.
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923


06017517

September 25, 2006

Exemption No. 82-3358

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

SUPPL


SEC MAIL
PROCESSING
RECEIVED
OCT 0 2 2006
WASH. D.C.
210
SECTION

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shaun A. Drake

SAD/cd

Encl.

10/18

EQUITY
TRANSFER & TRUST COMPANY

Clarisse Karangwa
Officer, Client Services
Telephone: 416.361.0930 ext.235
ckarangwa@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

September 21, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CONTINENTAL PRECIOUS MINERALS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for Continental Precious Minerals Inc.


SEC MAIL PROCESSING
RECEIVED
OCT 0 2 2006
WASH. D.C.
210
SECTION

1. CUSIP – 211906 10 2
2. Date Fixed for the Meeting – November 14, 2006
3. Record Date For Notice – October 12, 2006
4. Record Date For Voting – October 12, 2006
5. Beneficial Ownership Determination Date – October 12, 2006
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares
8. Business to be conducted at the meeting – Annual and Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY